Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use our report dated February 28, 2019, except for the effects of discontinued operations discussed in Note 2, and Note 17, as to which the date is September 6, 2019, with respect to the consolidated financial statements of Milacron Holdings Corp., included in its Current Report on Form 8-K dated September 6, 2019, and our report dated February 28, 2019, with respect to the effectiveness of internal control over financial reporting of Milacron Holdings Corp., included in its Annual Report (Form 10-K) for the year ended December 31, 2018, both filed with the Securities and Exchange Commission, incorporated by reference in Amendment No. 1 to the Registration Statement (Form S-4) and related proxy statement/prospectus of Hillenbrand, Inc. for the registration of shares of its common stock.

/s/ Ernst & Young LLP

Cincinnati, Ohio

October 11, 2019